EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2018	Year Ended December 31,
Dollars in Millions		2017	2016	2015	2014
Earnings
Earnings from continuing operations before income taxes	$1,779	$5,131	$5,915	$2,077	$2,381
Less:
Noncontrolling interest in pretax income/(loss) of
subsidiaries that have not incurred fixed charges	2	(63)	16	51	38
Equity in net income of affiliates	24	75	77	83	107
Capitalized interest	5	15	10	2	3
Adjusted Income	1,748	5,104	5,812	1,941	2,233
Add:
Fixed charges	63	252	226	231	254
Distributed income of equity investments	25	98	99	105	153
Total Earnings	$1,836	$5,454	$6,137	$2,277	$2,640

Fixed Charges
Interest expense	$46	$196	$167	$184	$203
Capitalized interest	5	15	10	2	3
One-third of rental expense(1)	12	41	49	45	48
Total Fixed Charges	$63	$252	$226	$231	$254

Ratio of Earnings to Fixed Charges	29.14	21.64	27.15	9.86	10.39

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1